SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF

THE SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company (Issuer))

Atlas Merger Subsidiary, Inc.

a wholly owned subsidiary of

Salient Federal Solutions, Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class Securities)

00211E104

(CUSIP Number of Class of Securities)

Thomas E. Dunn

Executive Vice President and

Chief Financial Officer

Salient Federal Solutions

4000 Legato Road, Suite 600

Fairfax, Virginia 22033

(703) 891-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

With a copy to:

Lawrence T. Yanowitch, Esq.

Charles W. Katz, Esq.

Morrison & Foerster LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia 22102

(703) 760-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

	Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Atlas Merger Subsidiary, Inc. (“Purchaser”), a wholly-owned subsidiary of Salient Federal Solutions, Inc. (“Parent”), for all of the outstanding common stock of ATS Corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated February 21, 2012, by and among Parent, Purchaser and the Company.

The exhibits are neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit	Description

(a)(5)(A)	Joint Press Release by Salient Federal Solutions, Inc. and ATS Corporation dated February 21, 2012

(a)(5)(B)	Letter to ATS Corporation Employees dated February 21, 2012

(a)(5)(C)	Email to ATS Corporation Employees dated February 21, 2012

(a)(5)(D)	Email to Salient Federal Solutions, Inc. Employees dated February 21, 2012

(a)(5)(E)	Talking Points for ATS Corporation Program Managers dated February 21, 2012

(a)(5)(F)	Frequently Asked Questions dated February 2012

(a)(5)(G)	Script for All Employee Conference Call held February 21, 2012

(a)(5)(H)	Presentation on Transaction for ATS Corporation Program Managers dated February 21, 2012